SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2013

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders pursuant to a board resolution adopted on May 7, 2013, and seeks the attendance of its shareholders:

1.	Date / Time: June 18, 2013 / 10:00 a.m. (Seoul Time)

2.	Location: 167 Samseong-dong, Gangnam-gu, Seoul 135-791

      Korea Electric Power Corporation

3.	Agenda for shareholder approval: Election of standing directors

4.	Details of information:

Nominee	Details of information
Kim, Byung- Sook

•     Date of Birth: March 15, 1958

•     Term of office: Two years

•     Current Position: Vice President of KEPCO Research Institute

•     Previous Positions:

-        Vice President of Technology Policy & Planning Department, KEPCO

-        Vice President of Distribution Construction Department, KEPCO

•     Education: Ph.D. in electrical engineering, Chonbuk National University

•     Nationality: Republic of Korea

Park, Kyu-Ho

•     Date of Birth: December 12, 1957

•     Term of office: Two years

•     Current Position: Chief Financial Officer of KEPCO

•     Previous Positions:

-        Vice President of Busan District Division, KEPCO

-        Head of Beijing Office, KEPCO

•     Education: Master’s degree in business administration, Korea University

•     Nationality: Republic of Korea

Baek, Seung-jung

•     Date of Birth: February 10, 1956

•     Term of office: Two years

•     Current Position: Vice President of Audit & Inspection Office, KEPCO

•     Previous Positions:

-        Vice President of Daegu-Gyeongbuk District Division, KEPCO

-        General Manager of Audit & Inspection Office, KEPCO

•     Education: Master’s degree in economics, Kyungpook National University

•     Nationality: Republic of Korea

Rhee, Chong-Chan

•     Date of Birth: September 23, 1956

•     Term of office: Two years

•     Current Position: Vice President of Nuclear EPC Project Department, KEPCO

•     Previous Positions:

-        Vice President of Overseas Nuclear Project Development Department, KEPCO

-        Head of Shin-Kori Construction site #1, KHNP

•     Education: Bachelor of mechanical engineering, Hanyang University

•     Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: June 3, 2013